UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2009

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Xiao Zongwei
Name:	Xiao Zongwei
Title:	Joint Company Secretary
Dated: December 16, 2009

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated December 16, 2009, entitled “CNOOC and BG Group Join Hands Again in South China Sea”

CNOOC LIMITED

For Immediate Release

CNOOC and BG Group Join Hands Again in South China Sea

(Hong Kong, Dec. 16  2009) CNOOC Limited (the “Company" or “CNOOC Ltd.”, NYSE: CEO, SEHK: 0883) announced today that its parent company, China National Offshore Oil Corporation (CNOOC) has signed a production sharing contracts (PSC) with BG International Limited(BG Group) for block 63/16.

Block 63/16 is located in the Qiong Dong Nan basin of Western South China Sea. The block covers a total area of 2,623 square kilometers in water depth ranging from 90 to 165 meters. Block 63/16 is one of the blocks CNOOC offered for cooperation in 2007.

Under the terms of the contract, BG Group will conduct 3D seismic survey and exploration drilling. All expenditures incurred during exploration period will be borne by BG Group. CNOOC has the right to participate in up to 51% working interest in any commercial discoveries in the block.

Mr. Zhu Weilin, Executive Vice President of the Company and General Manager of Exploration Department commented, “There’s huge potential for exploration in South China Sea. We are glad to join hands again with BG Group in this area and hope satisfactory achievement be made on the project.”

In 2006, two PSCs for blocks 64/11 and 53/16 and a GSA for block 41/06 have already been signed between CNOOC and BG Group.

-- End –
Notes to Editors:
More information about the Company is available at http://www.cnoocltd.com.
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This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “plan”, “predict” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by us that we believe are reasonable under the circumstances. However, whether actual results and developments will meet our expectations and predictions depend on a number of risks and uncertainties which could cause our actual results, performance and financial condition to differ materially from our expectations. For a description of these and other risks and uncertainties, please see the documents we file from time to time with the United States Securities and Exchange Commission, including our 2008 Annual Report on Form 20-F filed on May 8, 2009.
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For further enquiries, please contact:

Mr. Xiao Zongwei
Joint Company Secretary and General Manager of Investor Relations Department
CNOOC Limited
Tel: +86-10-8452-1646
Fax: +86-10-8452-1441
E-mail: xiaozw@cnooc.com.cn

Ms. Sharon Fung
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8082
Fax: +852-2510-8199
E-mail: sharon.fung@knprhk.com